unaxis

making IT possible

03 DEC 16 AM 7:21

82-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03045140

Tel. Nr. Filing desk 202 942 80 50

SUPPL

Date December 12, 2003
Contact Nicolas Weidmann
E-mail nicolas.weidmann@unaxis.com
Directphone ++41 1 360 96 02
Subject Unaxis Holding, Inc.
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding, Inc.

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

i.A. b.Huber

Nicolas Weidmann
Corporate Communications

dw 12/16

Enclosure

- **December 11, 2003**
  Court overrules objection by Classic Fund Management AG against commercial-register entry of ESEC's merger with Unaxis
- **December 10, 2003**
  Unaxis Displays wins major orders from China and Taiwan for flat-panel display production systems

Unaxis Management Ltd Telefon ++41 1 360 96 96
Hofwiesenstrasse 135 Fax ++41 1 360 96 93

Rule 12g3-2(b) File No. 82-5190

unaxis
making IT possible

Media release

Court overrules objection by Classic Fund Management AG against commercial-register entry of ESEC's merger with Unaxis

Pfäffikon/SZ, December 11, 2003 – On October 13, 2003, Classic Fund Management AG filed a complaint with the Zug Cantonal Court against the formal entry of the merger of ESEC Holding SA and Unaxis Holding AG into the commercial register. In a decree issued on December 9, 2003, the single judge presiding at the Zug Cantonal Court rejected this petition by Classic Fund Management AG. The court based its decision in part on the fact that the complainant was unable to assert its legal claim in a credible manner.

The right remains to lodge an appeal of the single judge's decree with the Justice Commission of the Zug Superior Court.

The related court fees are to be borne by Classic Fund Management AG.

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected or projected.

For further information, please contact:

Unaxis Management AG
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 96
Fax +41 58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management AG
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components and services for select growth segments of the information technology market as well as for sophisticated industrial applications. Unaxis' commercial activities are conducted via its three business segments: Information Technology (production systems for semiconductors, flat-panel displays and data storage devices, as well as optical components); Surface Technology (protective coatings for precision tools and components); and Components and Special Systems (vacuum technology and aerospace technology). Unaxis currently employs approximately 6,500 individuals and, in its 2002 financial year, achieved sales of CHF 1.426 billion on a comparable basis. The company, headquartered in Pfäffikon, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development and production in Europe, Asia and the USA, as well as 90 subsidiaries in 25 countries.

Rule 12g3-2(b) File No. 82-5190

making IT possible

Media release

Unaxis Displays wins major orders from China and Taiwan for flat-panel display production systems

***Pfäffikon/SZ, December 10, 2003* – Unaxis Displays has received from Shanghai SVA NEC Liquid Crystal Display Company Ltd., a Chinese-Japanese joint venture between SVA and NEC, as well as from an important Taiwanese customer orders to supply production systems for flat-panel displays. The total value of the orders is in excess of CHF 100 million.**

Shanghai SVA NEC Liquid Crystal Display Company Ltd., founded in November 2003, has commissioned Unaxis Displays to supply the company with production systems for the manufacture of LCD flat-panel displays. These fifth-generation Unaxis production systems are based on PECVD (plasma enhanced chemical vapor deposition) technology and will be utilized by SVA NEC in a new factory that is being constructed in Shanghai.

The important Taiwanese customer order involves a follow-up contract for an increase in fourth-generation production equipment.

Deliveries of the related machines to SVA NEC and the Taiwanese customer are slated to begin as of February 2004 and July 2004, respectively.

(See also related media release dated November 28, 2003).

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected or projected.

For further information, please contact:

Unaxis Management AG
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 02
Fax +41 58 360 98 02
E-mail media.relations@unaxis.com

Unaxis Management AG
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components and services for select growth segments of the information technology market as well as for sophisticated industrial applications. Unaxis' commercial activities are conducted via its three business segments: Information Technology (production systems for semiconductors, flat-panel displays and data storage devices, as well as optical components); Surface Technology (protective coatings for precision tools and components); and Components and Special Systems (vacuum technology and aerospace technology). Unaxis currently employs approximately 6,500 individuals and, in its 2002 financial year, achieved sales of CHF 1.426 billion on a comparable basis. The company, headquartered in Pfäffikon, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development and production in Europe, Asia and the USA, as well as 90 subsidiaries in 25 countries.